UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Carnival Corporation (Exact name of the registrant as specified in its charter)	Carnival plc (Exact name of the registrant as specified in its charter)

Republic of Panama (State or other jurisdiction of incorporation)	England and Wales (State or other jurisdiction of incorporation)

001-9610 (Commission file number)	001-15136 (Commission file number)

3655 N.W. 87th Avenue Miami, Florida 33178-2428 (Address of principle executive offices) (Zip code)	Carnival House, 100 Harbour Parade, Southampton SO15 1ST, United Kingdom (Address of principle executive offices) (Zip code)

Enrique Miguez
Tel 305-599-2600 Ext. 18018
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This is the Form SD of Carnival Corporation and Carnival plc (together, the “Corporation”) for the calendar year 2021. Certain terms in this report are defined in Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

In accordance with Rule 13p-1, the Corporation undertook inquiries to determine whether there was reason to believe that any “conflict minerals” that are necessary to the functionality or production of its products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”). Conflict minerals are defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted) or their derivatives.

Description of process followed including Reasonable Country of Origin Inquiry (“RCOI”)

The Corporation implemented a process that is intended to ensure compliance with Rule 13p-1. The Corporation has undertaken to review products that it contracts to manufacture in order to identify any that contain conflict minerals. The outcome of this review was that gold (which is a conflict mineral) was detected in certain jewelry items it contracted to manufacture in 2021, which are sold onboard ships and online. The gold supplier provided a certification that confirmed that none of its gold products contain conflict minerals that come from the Covered Countries.

Based on its RCOI, the Corporation has no reason to believe its necessary conflict minerals may have originated in the Covered Countries for products manufactured in the calendar year 2021.

Section 2—Exhibits

Item 2.01 Exhibits

Based on the above no Conflict Minerals Report is required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Carnival Corporation	Carnival plc

By:	/s/ Enrique Miguez	By:	/s/ Enrique Miguez
Name:	Enrique Miguez	Name:	Enrique Miguez
Title:	General Counsel	Title:	General Counsel

Date:	May 25, 2022	Date:	May 25, 2022